Exhibit 17

Execution Version

December 14, 2021

Chatham Delta Parent, Inc.

26 Main Street, Suite 204

Chatham, New Jersey 07928

Re: R.R. Donnelley & Sons Company Capital Commitment Letter

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of December 14, 2021 (as may be amended, restated, supplemented or otherwise modified, the “Merger Agreement”), by and among Chatham Delta Parent, Inc., a Delaware corporation (“Parent”), Chatham Delta Acquisition Sub, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Acquisition Sub”), and R.R. Donnelley & Sons Company, a Delaware corporation (the “Company”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into the Company, with the Company surviving such merger as a wholly owned Subsidiary of Parent. Capitalized terms used but not defined in this letter agreement shall have the meanings ascribed to them in the Merger Agreement. This letter agreement is being delivered to Parent in connection with the execution of the Merger Agreement by Parent, Acquisition Sub and the Company.

1. Cash Commitment. Pursuant to this letter agreement, the parties set forth on Exhibit A hereto (each, a “Sponsor” and collectively, the “Sponsors”), subject to the conditions set forth herein, hereby jointly commit to purchase up to $400 million of equity interests of Parent (or one or more of its assignees who are assigned Parent’s rights, interests and obligations under, and in accordance with, the Merger Agreement) for cash in immediately available U.S. funds (the “Cash Commitment”); provided that (1) up to $250 million of the Cash Commitment shall be used for the purpose of enabling Parent to pay or cause to be paid (x) the Funding Obligations, pursuant to and in accordance with the terms of, and subject to the conditions of, the Merger Agreement, immediately prior to the time Parent, Acquisition Sub and the Company become obligated under the Merger Agreement to effect the Closing (including, without limitation, a Closing occurring pursuant to a court order), and (y) up to $50 million in damages (the “Damages Cap”) pursuant to the Merger Agreement only if (i) the Merger Agreement has been validly terminated and (ii) Parent or Acquisition Sub is required to pay the Company damages as a result of fraud or an Intentional Breach by Parent or Acquisition Sub of the Merger Agreement other than with respect to claims arising under Section 5.18 or 5.19(f) of the Merger Agreement (the “Damages Obligations”), and (2) up to $150 million of the Cash Commitment shall be used to pay or cause to be paid the Company’s working capital needs, short term debt maturities and other fees and expenses relating to the consummation of the Merger Agreement (collectively, the “Company Obligations”). The Cash Commitment may also be used to pay or cause to be paid any indemnification obligations owed to the Company, its Affiliates and their respective representatives pursuant to Section 5.18 of the Merger Agreement or to any Financing Indemnitees pursuant to Section 5.19(f) of the Merger Agreement (the “Indemnification Obligations”). Notwithstanding anything to the contrary, the Sponsors (together with their permitted assigns) shall not, under any circumstances, be obligated to purchase, directly or indirectly, equity interests from Parent or otherwise provide any funds to Parent pursuant to this Section 1 with respect to the Damages Obligations, in an amount exceeding the Damages Cap.

2. Rollover Commitment. Pursuant to this letter agreement, the parties set forth on Exhibit B hereto (each a “Principal Stockholder” and collectively, the “Principal Stockholders”), subject to the conditions set forth herein, jointly confirm their irrevocable election to transfer, contribute and deliver, or cause to be transferred, contributed and delivered to Parent (or one or more assignees who are assigned Parent’s rights, interests and obligations under, and in accordance with, the Merger Agreement) (x) such number of shares of Company Common Stock set forth opposite such Principal Stockholder’s name on Exhibit B, the aggregate value of which, based on a value of $10.85 per share, will be equal to $118,559,035 and (y) any additional shares that the Principal Stockholders may hereafter acquire prior to the consummation of the Merger Agreement (collectively, the “Rollover Shares” and such amount the “Rollover Commitment”), free and clear of all Liens, in exchange for the pro rata (in kind and amount) share of equity of Parent (or one or more assignees who are assigned Parent’s rights, interests and obligations under, and in accordance with, the Merger Agreement) based on the value of the aggregate equity contributions to Parent made in connection with the Merger and assuming that the value of each Rollover Share is equal to the Merger Consideration, such Rollover Commitment to be made immediately prior to the time Parent, Acquisition Sub and the Company become obligated under the Merger Agreement to effect the Closing (including, without limitation, a Closing occurring pursuant to a court order), in order to satisfy the Funding Obligations and any Company Obligations. Notwithstanding anything to the contrary, the Principal Stockholders (together with their permitted assigns) shall not, under any circumstances, be obligated to contribute or cause to be contributed to Parent pursuant to this Section 2 with respect to the Funding Obligations and any Company Obligations, shares of Company Common Stock in excess of the Rollover Commitment.

3. Debt Commitment. Pursuant to this letter agreement, the Principal Stockholders, subject to the conditions set forth herein, jointly commit to transfer, contribute and deliver, or cause to be transferred, contributed and delivered, free and clear of all Liens, no less than an aggregate of $796,028,000 in aggregate principal amount of the Company Notes currently owned by the Principal Stockholders, to Parent in exchange for common equity interests and/or subordinated pay-in-kind instruments of Parent that is unsecured and non-recourse to any subsidiaries of the Parent (or one or more assignees who are assigned Parent’s rights, interests and obligations under, and in accordance with, the Merger Agreement) (the “Debt Commitment” and, together with the Cash Commitment and the Rollover Commitment, the “Commitments”), such Debt Commitment to be made immediately prior to the time Parent, Acquisition Sub and the Company become obligated under the Merger Agreement to effect the Closing (including, without limitation, a Closing occurring pursuant to a court order), in order to satisfy the Funding Obligations and any Company Obligations.

4. Representations and Warranties. The Sponsors jointly represent and warrant to Parent that the Sponsors have, and will maintain for so long as this letter agreement shall remain in effect, uncalled capital commitments, sufficient cash or other sources of immediately available U.S. funds to fulfill the Cash Commitment in accordance with the terms and subject to the conditions set forth herein. The Principal Stockholders jointly represent and warrant to Parent that the Principal Stockholders (A) are, and will be for so long as the Rollover Shares remain subject to this letter agreement, the record and/or beneficial owners of the Rollover Shares outstanding as of the date hereof, and will be and remain for so long as the Rollover Shares remain subject to this letter agreement, the record and/or beneficial owners of any additional Rollover Shares acquired prior to the Effective Time, in each case free and clear of all Liens (other than those arising under this letter agreement and the Voting Agreement), and (B) are, and will be for so long as the Debt Commitment remains subject to this letter agreement, the record and/or beneficial owners of the Company Notes to be contributed to Parent hereunder, in each case free and clear of all Liens (other than those arising under this letter agreement or pursuant to customary margin lending arrangements). The Sponsors and Principal Stockholders (each a “Chatham Party” and collectively, the “Chatham Parties”) jointly represent and warrant to Parent that (i) the Chatham Parties have the power and authority to execute, deliver and perform this letter agreement, (ii) the execution, delivery and performance of this letter agreement by the Chatham Parties have been duly and validly authorized and approved by all necessary corporate or similar action, (iii) this letter agreement has been duly and validly executed and delivered by the Chatham Parties and constitutes a legal, valid and binding agreement of them enforceable against them in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect, affecting creditors’ rights and remedies generally), (iv) the execution, delivery and performance by the Chatham Parties of this letter agreement does not and will not (x) violate any of their organizational documents, (y) conflict with or violate any Law or Order applicable to any Chatham Party or (z) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, require consent under, or give rise to any right of termination, acceleration or cancellation of, any material Contract to which any Chatham Party is a party, or by which its properties or assets are bound and (v) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter agreement by the Chatham Parties have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this letter agreement, except for such consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority relating to any Antitrust Law.

5. Conditions; Termination. The Chatham Parties’ obligation to fund and/or consummate the Commitments, as applicable, is subject solely to the terms of this letter agreement and to the satisfaction of the following conditions: (i) the execution and delivery of the Merger Agreement by the Company, (ii) in the case of the Funding Obligations or Company Obligations, no party having terminated the Merger Agreement in accordance with the terms thereof, (iii) in the case of the Funding Obligations or Company Obligations, the satisfaction or waiver of all of the conditions set forth in Sections 6.1 and 6.2 of the Merger Agreement prior to or substantially concurrently with the Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions then capable of being satisfied or waived at the Closing), (iv) in the case of the Damages Obligations, the valid termination of the Merger Agreement and the requirement or obligation of Parent or Acquisition Sub to pay the Company damages as a result of fraud or an Intentional Breach by Parent or Acquisition Sub of the Merger Agreement; provided, that the Sponsors’ liability hereunder shall not exceed the Damages Cap, (v) in the case of the Indemnification Obligations, the failure on the part of the Parent to promptly pay any obligations owed to the Company, its Affiliates or their respective representatives pursuant to Section 5.18 of the Merger Agreement, or to any Financing Indemnitees pursuant to Section 5.19(f) of the Merger Agreement, and (vi) in the case of the Company Obligations, a signed certificate by the Company’s Chief Financial Officer detailing, in itemized format, the required use of each Company Obligation in form and substance reasonably acceptable to the Sponsors. Unless terminated pursuant to this Section 5, this letter agreement may not be revoked or terminated and shall remain in full force and effect and shall be binding on each Chatham Party, its successors and permitted assigns. The obligations of the Chatham Parties to fund and/or consummate the Commitments will terminate automatically and immediately upon the earliest to occur of: (1) the Effective Time in accordance with the terms of the Merger Agreement (including the payment at the Closing of the Funding Obligations and any Company Obligations), at which time such obligation will be discharged but subject to the performance of such obligation, (2) with respect to any Damages Obligations, sixty (60) calendar days following the valid termination of the Merger Agreement in accordance with its terms; provided, that in the event the Company asserts any claim against Parent or Acquisition Sub for fraud or Intentional Breach under the Merger Agreement during such sixty (60)-day period, the obligations under this letter agreement shall survive with respect to the Cash Commitment only, subject to the Damages Cap, until such claims are resolved through the mutual agreement of the Company and Parent or by final order from a court of competent jurisdiction (and, if applicable, receipt by the Company in full of the Damages Obligations, up to the Damages Cap), (3) with respect to any Indemnification Obligations, the date on which all claims in respect of such Indemnification Obligations are resolved through the mutual agreement of the Company and Parent or by final order from a court of competent jurisdiction (and, if applicable, receipt by the Company in full of the Indemnification Obligations) and (4) the failure of the Company to countersign the Merger Agreement on or prior to 9:05 a.m. CT on December 17, 2021. For the avoidance of doubt, except as expressly set forth in this letter agreement, in no event shall any Chatham Party have any obligation to make any payment or contribution under this letter agreement at any time after the Merger Agreement has been terminated in accordance with its terms. Sections 5 through 13, 15 and 17 of this letter agreement shall survive any such termination. For the avoidance of doubt, this letter agreement will remain outstanding during any period in which the Company is seeking specific performance or payment of any Indemnification Obligations pursuant to the Merger Agreement.

6. No Recourse. Notwithstanding anything that may be expressed in this letter agreement, but subject to the last sentence of this Section 6, by its acceptance of this letter agreement, Parent hereby covenants, acknowledges and agrees that no Person other than the Chatham Parties (and to the extent assigned pursuant to one or more assignees in accordance with Section 7 hereof, such permitted assignees) shall have any obligation hereunder and that, (a) notwithstanding that each Chatham Party may be an entity, no recourse hereunder or under any documents or instruments delivered in connection herewith, or in respect of any oral representations made or alleged to be made in connection herewith, shall be had against any former, current or future, direct or indirect director, manager, officer, employee, agent, financing source or Affiliate of such Chatham Party, any former, current or future, direct or indirect holder of any equity interests or securities of such Chatham Party (whether such holder is a limited or general partner, manager, member, stockholder, security holder or otherwise), any former, current or future director, officer, employee, agent, general or limited partner, manager, management company, member, stockholder, security holder, Affiliate, controlling Person or representative or assignee of any of the foregoing, or any former, current or future heir, executor, administrator, trustee, successor or assign of any of the foregoing, in each case, other than the applicable Chatham Party and its successors and permitted assignees hereunder, and Parent, Acquisition Sub and their respective successors or permitted assignees under the Merger Agreement (any such Person or entity, other than the Chatham Parties and their successors and permitted assignees hereunder, or Parent, Acquisition Sub and their respective successors or permitted assignees under the Merger Agreement, a “Related Party”), or any Related Party of the Chatham Parties’ Related Parties (including, without limitation, in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement and the transactions contemplated thereby) whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law; and (b) no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any Related Party for any obligations of the Chatham Parties or any Related Party of the Chatham Parties’ Related Parties under this letter agreement or any documents or instruments delivered in connection herewith or with the Merger Agreement, in respect of any oral representation made or alleged to have been made in connection herewith or for any Action based on, in respect of, or by reason of such obligations hereunder or by their creation. Nothing in this letter agreement, express or implied, is intended to or shall confer upon any Person, other than Parent, the Company (as expressly set forth in Section 8 of this letter agreement) and the Chatham Parties, any right, benefit or remedy of any nature whatsoever under or by reason of this letter agreement.

7. Assignment; No Modification; Entire Agreement. Neither this letter agreement, including any of the rights, interests or obligations hereunder, nor the Chatham Parties’ Commitments hereunder shall be assigned, directly or indirectly, in whole or in part, by operation of Law or otherwise, to any other Person without the prior written consent of the other parties hereto, subject in any case to the terms set forth in the Merger Agreement. Any attempted assignment without such consent shall be null and void and of no force and effect. Notwithstanding anything to the contrary, each Chatham Party may, upon notice to Parent and the Company, assign its Commitments under this letter agreement to an Affiliate of such Chatham Party that agrees to assume the applicable Chatham Party’s obligations hereunder; provided, that (x) no such assignment under this letter agreement shall impair, hinder or delay the ability of Parent or Acquisition Sub to perform its obligations under the Merger Agreement or the consummation of the Merger or the other transactions contemplated by the Merger Agreement or this letter agreement, and (y) no such assignment shall relieve any Person of its obligations hereunder, except in respect of any portion of the Commitments actually funded or contributed by such assignee and available to Parent at Closing to pay the Funding Obligations or Company Obligations, or to pay the Damages Obligations or Indemnification Obligations, as applicable. This letter agreement may not be amended, and no provision hereof waived or modified, except by an instrument in writing signed by each of the parties hereto; provided, that to the extent any amendment shall adversely affect the rights of the Company, such amendment shall be subject to the prior written consent of the Company. This letter agreement, taken together with the Merger Agreement, the Voting Agreement and the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between or among any of the Chatham Parties and Parent with respect to the subject matter of those agreements. The Chatham Parties acknowledge that the Company has entered into the Merger Agreement in reliance upon, among other things, the Commitments set forth in this letter agreement.

8. Reliance; Enforcement. This letter agreement may be relied upon only by Parent, provided, that, (a) the Company may rely upon and enforce this letter agreement as an express third-party beneficiary of this letter agreement and may cause each Chatham Party to perform its obligations hereunder, whether directly or by causing Parent to enforce its rights hereunder, to the extent that the Company is permitted to enforce the Commitments pursuant to Section 5.18, 5.19(f) or Section 8.9 of the Merger Agreement; (b) the Company shall be an express third-party beneficiary of the provisions set forth in Sections 7, 10, 11, 12, 13 and this Section 8 of this letter agreement; and (c) if the Company is entitled to remedies against Parent or Acquisition Sub in the event of any fraud or Intentional Breach by Parent or Acquisition Sub under the Merger Agreement, the Company may rely upon and enforce this letter agreement as an express third-party beneficiary of this letter agreement and may cause the applicable portion of the Commitments to be funded in respect of the Damages Obligations up to the Damages Cap, whether directly or by causing Parent to enforce its rights hereunder; provided, that notwithstanding anything to the contrary herein, under no circumstance shall the Company be permitted or entitled to receive both (x) the Funding Obligations and (y) the Damages Obligations; and provided, further, that the Company acknowledges and agrees that only the Sponsors shall have any obligation to fund the Cash Commitment and any of the rights the Company may have hereunder with respect to the Cash Commitment shall be limited to the Sponsors. Except as set forth in the foregoing sentences of this Section 8, nothing set forth in this letter agreement, express or implied, shall be construed to confer upon or give any Person other than Parent any benefits, rights or remedies under or by reason of the Commitments or any provisions of this letter agreement. Subject to the first sentence of this Section 8, Parent’s creditors shall have no right to enforce this letter agreement or to cause Parent to enforce this letter agreement. For the avoidance of doubt and notwithstanding anything to the contrary contained herein or in the Merger Agreement, and notwithstanding that this letter agreement is referred to in the Merger Agreement, except as expressly set forth in the first sentence of this Section 8 no party (including the Company and any of its respective Subsidiaries or Affiliates) other than Parent, shall have any rights against the Chatham Parties pursuant to this letter agreement.

9. Confidentiality. This letter agreement shall be treated as strictly confidential and is being provided to Parent solely in connection with the Merger Agreement and the transactions contemplated thereby. This letter agreement may not be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement and the Debt Financing Letters), except with the written consent of the Chatham Parties. Notwithstanding anything to the contrary, Parent, Acquisition Sub and the Company may disclose this letter agreement and the information herein: (a) in connection with the enforcement of this letter agreement and the Merger Agreement; and (b) to the extent necessary to comply with applicable Laws, the rules of any national securities exchange and requirements with respect to any SEC filings. For the avoidance of doubt, the Company may disclose the existence of, and parties to, this letter agreement, and the amount of the Commitments, and, to the extent necessary to comply with applicable Laws, the Company may include a description of the other terms and conditions of this letter agreement, in any proxy statement or report required to be filed by the Company with the SEC in connection with the Merger Agreement and the transactions contemplated thereby. Notwithstanding the foregoing, this letter agreement may be provided to the Company, and to its advisors who have been directed to treat this letter agreement as confidential, and the Company shall cause such advisors to so treat this letter agreement as confidential.

10. Counterparts. This letter agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this letter agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this letter agreement.

11. Governing Law. This letter agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this letter agreement shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

12. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 12.

13. Jurisdiction; Venue.

(a) Each of the parties hereto hereby (a) expressly and irrevocably submits to the exclusive personal jurisdiction of the state courts of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, in the event any dispute arises out of this letter agreement or the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any Action relating to this letter agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, (d) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this letter agreement and (e) agrees that each of the other parties hereto shall have the right to bring any Action for enforcement of a judgment entered by the state courts of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware. Each of the parties hereto agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 13(a) in any such Action by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 14. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

14. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) (a) on the date of service if served personally on the party to whom notice is to be given, (b) on the date sent by e-mail (provided that the sender does not receive an automatic bounceback of non-delivery) or (c) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service and properly addressed, to the party as follows (or to such other address or electronic mail address for a party as shall be specified in a notice given in accordance with this Section 14):

if to the Chatham Parties:

c/o Chatham Asset Management LLC

26 Main Street, Suite 204

Chatham, New Jersey 07928

Attention: James Ruggerio

E-mail: jim@chathamasset.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention: Steve Wolosky

Elizabeth Gonzalez-Sussman

E-mail: swolosky@olshanlaw.com

egonzalez@olshanlaw.com

- and -

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Attention: James O’Grady

Robert Bee

E-mail: jogrady@lowenstein.com

rbee@lowenstein.com

If to Parent or the Company, as provided in Section 8.2 of the Merger Agreement.

15. Severability. If any term, provision, covenant or restriction of this letter agreement or the application thereof to any Person or circumstance is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

16. Headings. The headings in this letter agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this letter agreement.

17. No Waiver; Cumulative Rights. No failure on the part of Parent or the Company to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Parent or the Company of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy, or power hereunder. Each and every right, remedy and power hereby granted to Parent or the Company or allowed them by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by Parent or the Company at any time or from time to time.

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Date: December 14, 2021

Very Truly Yours,

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.;

TX-CHATHAM FUND, LP;

CHATHAM EVEREST FUND, LP;

CHATHAM ASSET PRIVATE DEBT AND STRATEGIC CAPITAL FUND, LP;

CHATHAM ASSET PRIVATE DEBT AND STRATEGIC CAPITAL FUND II, LP;

CHATHAM ASSET PRIVATE DEBT AND STRATEGIC CAPITAL FUND III, LP;

CHATHAM CO-INVESTMENT FUND, LP

By:	Chatham Asset Management, LLC, as Investment Advisor to each of the foregoing

By:	/s/ Anthony Melchiorre
Name: Anthony Melchiorre
Title: Managing Member

Except with respect to the Cash Commitment:

CHATHAM ASSET MANAGEMENT, LLC

By:	/s/ Anthony Melchiorre
Name: Anthony Melchiorre
Title: Managing Member

Accepted and Agreed:

CHATHAM DELTA PARENT, INC.

By:	/s/ Anthony Melchiorre
Name: Anthony Melchiorre
Title: President

Exhibit A

Name of Sponsor

Chatham Asset High Yield Master Fund, Ltd.

Chatham Everest Fund, LP

Chatham Asset Private Debt and Strategic Capital Fund, LP

Chatham Asset Private Debt and Strategic Capital Fund II, LP

Chatham Asset Private Debt and Strategic Capital Fund III, LP

TX-Chatham Fund, LP

Exhibit B

Name of Principal Stockholder	Shares
Chatham Asset High Yield Master Fund, Ltd.	4,538,973
Chatham Everest Fund, LP	1,982,539
Chatham Asset Private Debt and Strategic Capital Fund, LP	1,644,673
Chatham Asset Private Debt and Strategic Capital Fund II, LP	1,000,880
Chatham Asset Private Debt and Strategic Capital Fund III, LP	581,032
TX-Chatham Fund, LP	1,179,003
Chatham Asset Management, LLC, as Investment Manager to each of the above-listed Sponsors	10,927,100	[1]

[1]	Such shares reflect the total number of shares held by the above-listed Sponsors.